EXHIBIT 4
INVESTOR CERTIFICATION

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Investor Certification

I am an accredited investor as defined by 17 CFR 230.501 of the Securities Act of 1933 (incorporated by reference). It generally means I have:

- ✓ a net worth of $1 million or more not including the value of the investor's primary residence; or
- ✓ an annual income of $200,000 or greater (or $300,000 or greater combined income with my spouse) for the prior two years and have a reasonable expectation of the same or greater income in the current year.

I am a non-accredited investor.

I understand and acknowledge that I am investing in a high-risk, speculative business venture. I may lose all of my investment, and I can afford the loss of my investment.

I understand and acknowledge that his offering has not been reviewed or approved by any state or federal securities commission or other regulatory authority and that no such person or authority has confirmed the accuracy or determined the adequacy of any disclosure made to me relating to this offering.

I understand and acknowledge that the securities I am acquiring in this offering are illiquid, that there is no ready market for the sale of such securities, that it may be difficult or impossible for me to sell or otherwise dispose of this investment, and that, accordingly, I may be required to hold this investment indefinitely.

I understand and acknowledge that my investment may be subject to federal and/or state income taxes whether or not I have sold or otherwise disposed of my investment or received any dividends or other distributions from the company.

I acknowledge the above to be true and I affirm that I can provide evidence supporting the above certifications.

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                Investor Signature   Date